The Bank is a full-service commercial bank with a focus in the Bay Area (which we define as the counties of Alameda, Contra Costa, Marin, Monterey, Napa, San Francisco, San Mateo, Santa Clara, Santa Cruz, Solano and Sonoma) through our Corporate Banking, Commercial Real Estate, and Construction Lending divisions, and expanded reach both in the Bay Area and nationally through our Venture Lending and Specialty Finance divisions. In addition to providing products and services, the Bank emphasizes long-standing client relationships and tailors its products and services to meet the unique needs of its customers. Each loan is sourced and placed in a specific division based on product type and source of repayment. ~~Our~~

The Bank's commercial and industrial lending takes place in three divisions: Corporate Banking, Venture Lending, and Specialty Finance. Each of these divisions caters to different borrower profiles based on our initial loan origination assessment, which are defined as follows. Generally, Corporate Banking clients generate positive cash flow but have no institutional investors, whereas Venture Lending clients are backed by institutional investors but have negative cash flow, and Sponsor Finance clients within the Specialty Finance division are backed by institutional investors generate positive cash flow, and the use of proceeds is to help facilitate an acquisition. In addition to Sponsor Finance, the Specialty Finance division also offers Asset-Based Lending and Accounts Receivable Factoring/Finance products. Because the latter two products include more stringent funding controls, occasionally after the loans are successfully originated, clients have been transitioned from other divisions into these products as a risk management tool.

More detail on our five banking divisions ~~are~~is as follows:

Corporate Banking Division

The Corporate Banking division specializes in delivering customized Commercial & Industrial lending solutions to small to mid-sized privately held businesses across a wide range of industries in the Bay Area. These loans are primarily used for funding operations, expansions, acquisitions and owner-occupied real estate loan acquisitions or refinances. Borrowers typically demonstrate consistent historical profitability, low balance sheet leverage and high liquidity. Every loan is personally guaranteed by the primary business owner(s). Our primary source of repayment is cash flow generated by the business, which is typically bolstered by personal guarantees. Loan terms range from 12 months for short-term working capital needs to 10 years for long-term real estate holdings. The loans typically have sizes of up to $20 million. The Bank's client relationships include the borrower's banking business in addition to the business of its owner(s) and often one or more affiliated entities.

To a significantly lesser extent, the Bank also offers home equity lines of credit and consumer loans in our Corporate Banking, Commercial Real Estate, and Construction Lending divisions. Home equity lines of credit are loans made with a residence serving as collateral and may have a variety of reasons for the borrowing including providing funding to a business or paying for large personal expenditures. Consumer loans are primarily extended to individuals that may be unsecured or secured by collateral other than real estate. The unsecured loans are generally revolving personal lines of credit to established clients. As of March 31, 2025, our Corporate Banking deposits and loans totaled approximately $609 million and approximately $396 million, respectively.

Commercial Real Estate Division

This division is focused on term financing for commercial, multi-family and mixed-use properties throughout the Bay Area. Our team of local lenders provides financing for commercial real estate purchases and refinances, leveraging deep market expertise to structure loans that align with borrower needs and their investment objectives. The loans typically have sizes of up to $20 million, and include acquisition and bridge to long term/permanent commercial real estate financing. Our commercial real estate loans are typically secured by multifamily, office, industrial, retail or other commercial properties. Our commercial real estate loans generally have amortization terms of 15 to 25 years with adjustable interest rates. As of March 31, 2025, our commercial real estate deposits and loans totaled approximately $41 million and approximately $507 million, respectively.

Construction Lending Division

The Construction Lending division specializes in financing the construction of high-end residential properties for experienced local developers and homeowners throughout the Bay Area. With deep roots in the individual and commercial development projects and normally have sizes of up to $18 million. The maximum loan-to-value ratio is generally 70% of the lesser of the appraised value or the purchase price of the property, which ratio is subject to increase over the term of the loan if there are significant cost overruns or a decrease in the value of the property. As of March 31, 2025, our Construction Lending deposits and loans totaled approximately $22 million and approximately $272 million, respectively.

Table of Contents

Venture Lending Division

Started in 2019, our Venture Lending division provides banking services to a broad spectrum of venture-backed technology companies and directly to venture capital and private equity firms. With team members positioned in key innovation hubs nationwide, we support emerging technology companies across the country that have secured equity capital from institutional investors, including venture capital and private equity firms. The banking needs of these clients are such that Venture Lending clients commonly generate balances of deposits well in excess of their borrowing needs.

Our targeted venture-backed technology clients are primarily companies that have received at least one round of funding from institutional investors and operate in industries such as software, information technology, fintech, telecommunications and digital healthcare. These technology companies normally have strong revenue growth with negative operating cash flows and no record of profitability while typically relying on future rounds of investor funding as our primary source of repayment. Loan sizes are typically up to $20 million. As of March 31, 2025, our Venture Lending deposits and loans totaled approximately $685 million and approximately $292 million, respectively, with 75% of deposits tied to existing lending relationships.

Specialty Finance Division

Specialty Finance is made up of three teams providing unique credit solutions: Sponsor Finance Lending, Asset Based Lending and Accounts Receivable Factoring/Finance.

Sponsor Finance Lending provides traditional private equity and search fund backed acquisition financing to lower-middle market businesses across the United States, with loan typically sized up to $20 million. Our portfolio spans a diverse range of industries, including software, healthcare, managed services, industrial services, staffing, manufacturing, behavioral health, media, retail, and education. Our primary source of repayment is cash flow generated from the business. With over a decade of experience, we have cultivated strong relationships with institutional funds and search fund sponsors.

Asset-Based Lending provides tailored financing solutions to businesses across the United States secured by assets such as accounts receivable and inventory. Loan sizes are typically up to $20 million. Our target customers typically represent manufacturing, wholesaling and technology companies. Our primary source of repayment is collections from such collaterals (i.e., accounts receivable and inventory sales), and these loans have more stringent controls including a Lockbox and/or Bancontrol account than the accounts receivable based lines provided to Venture Lending or Sponsor Finance clients, which clients generally have stronger balance sheets and/or generate positive cash flow. We endeavor to work with a diverse set of clients in order to avoid industry concentration risk in our Asset-Based Lending portfolio.

Accounts Receivable Factoring/Finance provides invoice finance solutions to a variety of businesses nationally. Loan sizes are typically up to $10 million. Our primary source of repayment is collections from account debtors. This group has a diversified industry focus representing manufacturing, wholesaling and technology companies.

As of March 31, 2025, Specialty Finance deposits and loans totaled approximately $364 million and approximately $367 million, respectively.

Our existing technology investments and corporate infrastructure have provided us with a scalable operating platform that enables future growth without the need for significant additional investments in the short term. As we continue to enhance our technological capabilities, these investments will empower employees, engage clients and expand our digital service offerings.

We intend to selectively incorporate artificial intelligence ("AI") to enhance employee efficiency by automating routine tasks and streamlining workflows. AI-driven solutions will enable our teams to focus more on high-value tasks and client interactions, driving productivity and improving overall operational efficiency. Through these advancements, we are committed to enhancing employee performance and empowering our workforce to deliver even greater value to our clients. As an initial step, we currently use a software product with AI technology to enhance our fraud detection capabilities for our customers' banking activity. We have also selectively employed AI technologies to assist in drafting standardized documents and communications, and to search information on the internet. We believe our current implementation of such AI technologies can assist us to proactively monitor our customer's activity, respond to suspicious behavior, help prevent losses, and enhance efficiency in work processes.

Strategic Focus

We aim to drive sustainable organic growth by leveraging our established platform, capitalizing on market disruption, and adapting to an evolving banking landscape. Our strategic goals include:

- Focusing on delivering an excellent customer experience by building strong client relationships, personalized service, and competitive offerings and products.

- Maintaining strong credit quality and culture.

- Continuing to scale our Corporate Banking, Venture Lending and Specialty Finance divisions by hiring new bankers opportunistically, while maintaining measured growth in our Commercial Real Estate and Construction divisions.

- Expanding our deposit base through a balanced mix of commercial relationships, treasury management services, and specialized deposit products, improving liquidity and increasing noninterest income;

- Continuing to deliver consistently strong organic loan growth.

- Periodically evaluating our available-for-sale securities portfolio for repositioning strategies that would improve profitability and potentially reduce our reliance on noncore funding.

- Enhancing our disciplined cost management culture and improving the efficiency of our bank operations.

- Focusing on a culture that enhances employee engagement, satisfaction, and productivity.

Our Banking Divisions

The Bank is a full-service commercial bank with a focus in the Bay Area (which we define as the counties of Alameda, Contra Costa, Marin, Monterey, Napa, San Francisco, San Mateo, Santa Clara, Santa Cruz, Solano and Sonoma) through our Corporate Banking, Commercial Real Estate, and Construction Lending divisions, and expanded reach both in the Bay Area and nationally through our Venture Lending and Specialty Finance divisions. In addition to providing products and services, the Bank emphasizes long-standing client relationships and tailors its products and services to meet the unique needs of its customers. Each loan is sourced and placed in a specific division based on product type and source of repayment. ~~Our five banking divisions are as follows:~~

The Bank's commercial and industrial lending takes place in three divisions: Corporate Banking, Venture Lending, and Specialty Finance. Each of these divisions caters to different borrower profiles based on our initial loan origination assessment, which are defined as follows. Generally, Corporate Banking clients generate positive cash flow but have no institutional investors, whereas Venture Lending clients are backed by institutional investors but have negative cash flow, and Sponsor Finance clients within the Specialty Finance division are backed by institutional investors generate positive cash flow, and the use of proceeds is to help facilitate an acquisition. In addition to Sponsor Finance, the Specialty Finance division also offers Asset-Based Lending and Accounts Receivable Factoring/Finance products. Because the latter two products include more stringent funding controls, occasionally after the loans are successfully originated, clients have been transitioned from other divisions into these products as a risk management tool.

More detail on our five banking divisions is as follows:

Table of Contents

Corporate Banking Division

The Corporate Banking division specializes in delivering customized Commercial & Industrial lending solutions to small to mid-sized privately held businesses across a wide range of industries in the Bay Area. These loans are primarily used for funding operations, expansions, acquisitions and owner-occupied real estate loan acquisitions or refinances. Borrowers typically demonstrate consistent historical profitability, low balance sheet leverage and high liquidity. Every loan is personally guaranteed by the primary business owner(s). Our primary source of repayment is cash flow generated by the business, which is typically bolstered by personal guarantees. Loan terms range from 12 months for short-term working capital needs to 10 years for long-term real estate holdings. The loans typically have sizes of up to $20 million. The Bank's client relationships include the borrower's banking business in addition to the business of its owner(s) and often one or more affiliated entities.

To a significantly lesser extent, the Bank also offers home equity lines of credit and consumer loans in our Corporate Banking, Commercial Real Estate, and Construction Lending divisions. Home equity lines of credit are loans made with a residence serving as collateral and may have a variety of reasons for the borrowing including providing funding to a business or paying for large personal expenditures. Consumer loans are primarily extended to individuals that may be unsecured or secured by collateral other than real estate. The unsecured loans are generally revolving personal lines of credit to established clients. As of March 31, 2025, our Corporate Banking deposits and loans totaled approximately $609 million and approximately $396 million, respectively.

Commercial Real Estate Division

This division is focused on term financing for commercial, multi-family and mixed-use properties throughout the Bay Area. Our team of local lenders provides financing for commercial real estate purchases and refinances, leveraging deep market expertise to structure loans that align with borrower needs and their investment objectives. The loans typically have sizes of up to $20 million, and include acquisition and bridge to long term/permanent commercial real estate financing. Our commercial real estate loans are typically secured by multifamily, office, industrial, retail or other commercial properties. Our commercial real estate loans generally have amortization terms of 15 to 25 years with adjustable interest rates. As of March 31, 2025, our commercial real estate deposits and loans totaled approximately $41 million and approximately $507 million, respectively.

Construction Lending Division

The Construction Lending division specializes in financing the construction of high-end residential properties for experienced local developers and homeowners throughout the Bay Area. With deep roots in the community and long-standing relationships with local developers, our team brings extensive skill and knowledge of the region's development landscape. We offer financing across all stages of development, including land acquisition, pre-development and construction for residential and commercial projects. These loans are designed to support both individual and commercial development projects and normally have sizes of up to $18 million. The maximum loan-to-value ratio is generally 70% of the lesser of the appraised value or the purchase price of the property, which ratio is subject to increase over the term of the loan if there are significant cost overruns or a decrease in the value of the property. As of March 31, 2025, our Construction Lending deposits and loans totaled approximately $22 million and approximately $272 million, respectively.

Started in 2019, our Venture Lending division provides banking services to a broad spectrum of venture-backed technology companies and directly to venture capital and private equity firms. With team members positioned in key innovation hubs nationwide, we support emerging technology companies across the country that have secured equity capital from institutional investors, including venture capital and private equity firms. The banking needs of these clients are such that Venture Lending clients commonly generate balances of deposits well in excess of their borrowing needs.

Our targeted venture-backed technology clients are primarily companies that have received at least one round of funding from institutional investors and operate in industries such as software, information technology, fintech, telecommunications and digital healthcare. These technology companies normally have strong revenue growth with negative operating cash flows and no record of profitability while typically relying on future rounds of investor funding as our primary source of repayment. Loan sizes are typically up to $20 million. As of March 31, 2025, our Venture Lending deposits and loans totaled approximately $685 million and approximately $292 million, respectively, with 75% of deposits tied to existing lending relationships.

Table of Contents

Specialty Finance Division

Specialty Finance is made up of three teams providing unique credit solutions: Sponsor Finance Lending, Asset Based Lending and Accounts Receivable Factoring/Finance.

Sponsor Finance Lending provides traditional private equity and search fund backed acquisition financing to lower-middle market businesses across the United States, with loan typically sized up to $20 million. Our portfolio spans a diverse range of industries, including software, healthcare, managed services, industrial services, staffing, manufacturing, behavioral health, media, retail, and education. Our primary source of repayment is cash flow generated from the business. With over a decade of experience, we have cultivated strong relationships with institutional funds and search fund sponsors.

Asset-Based Lending provides tailored financing solutions to businesses across the United States secured by assets such as accounts receivable and inventory. Loan sizes are typically up to $20 million. Our target customers typically represent manufacturing, wholesaling and technology companies. Our primary source of repayment is collections from such collaterals (i.e., accounts receivable and inventory sales), and these loans have more stringent controls including a Lockbox and/or Bancontrol account than the accounts receivable based lines provided to Venture Lending or Sponsor Finance clients, which clients generally have stronger balance sheets and/or generate positive cash flow. We endeavor to work with a diverse set of clients in order to avoid industry concentration risk in our Asset-Based Lending portfolio.

Accounts Receivable Factoring/Finance provides invoice finance solutions to a variety of businesses nationally. Loan sizes are typically up to $10 million. Our primary source of repayment is collections from account debtors. This group has a diversified industry focus representing manufacturing, wholesaling and technology companies.

As of March 31, 2025, Specialty Finance deposits and loans totaled approximately $364 million and approximately $367 million, respectively.

Treasury Management Services

Our Treasury Management team plays a critical role in working with our bankers to grow deposits and noninterest income by leveraging client relationships. Since its formation, the team continues to enhance the Bank's deposit and fee income offerings. A key initiative that started in 2023 was bolstering this team with the addition of our Executive Vice President of Treasury Management Services and key treasury management sales and support hires. The expanded treasury management team is responsible for optimizing deposit balances, account mix, growth and pricing, while also driving revenue from service charges, business and commercial treasury product management,

Additional Revisions 2(i)
[pages 22 and 25]

Average total equity	191,891	166,907	175,348	150,045	135,841	133,646	122,510
Return on average equity - GAAP	11.49%	12.64%	11.98%	11.20%	18.42%	9.18%	7.86%
Adjusted net income (non-GAAP)	$ 5,436	$ 5,246	$ 21,015	$ 21,995	$ 25,318	$ 12,264	$ 9,627
Average total equity	191,891	166,907	175,348	150,045	135,841	133,646	122,510
Adjusted return on average equity (non-GAAP)	11.49%	12.64%	11.98%	14.66%	18.64%	9.18%	7.86%

Table of Contents

SUMMARY OF RISK FACTORS

This offering involves various risks, and the following is a summary of some of these risks. You should carefully read and consider the matters discussed in the section entitled "*Risk Factors*" for a more thorough description of these and other risks.

- Our business and operations are concentrated in California generally, and the Bay Area in particular, and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy.

- Economic and political uncertainties, including, changes in the market for public equity offerings, M&A, a slowdown in private equity or venture capital investment levels, or government policy changes have affected and may continue to affect the needs of our borrowers for our lending products. Since our clients' borrowing needs may be unpredictable, we may not be able to meet our unfunded credit commitments, or adequately reserve for losses associated with our unfunded credit commitments.

- Because of the credit profile of a portion of our loan portfolio, our levels of nonperforming assets and charge-offs can be volatile. ~~We may~~If we need to make material provisions for credit losses in any period ~~which~~, it could reduce net income and/or increase net losses in that period.

- We participate in reciprocal deposit networks to provide additional FDIC deposit insurance coverage to support our clients and to efficiently manage our balance sheet and liquidity position, which exposes us to risks and if the Bank is not "well capitalized" for regulatory purposes, our ability to participate in reciprocal deposit networks could be limited.

- The financial services industry and broader economy may be subject to new or changing government policy, legislation and regulation.

- We operate in a highly competitive market and face increasing competition from a variety of traditional and new financial services providers and rapid technological changes in the financial services industry.

- Our business is significantly dependent on the real estate markets in which we operate, as a significant percentage of our loan portfolio is secured by real estate. A lack of a liquid secondary market for real estate mortgage loans and mortgage-backed securities could negatively affect our business. We may also be forced to foreclose on the collateral and own the underlying real estate, subjecting us to various risks, including but not limited to, cost of foreclosure, consumer protection initiatives, environmental risks.

- Our commercial and industrial loans are often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

- We may not be able to maintain a strong core deposit base or other low-cost funding sources.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results, any of which may impair their ability as a borrower to repay a loan. In addition, the success of small and medium-sized businesses often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate or any of our borrowers otherwise are affected by adverse business developments, our small to medium-sized borrowers may be disproportionately affected and their ability to repay outstanding loans may be negatively affected, resulting in an adverse effect on our business, financial condition and results of operations.

Our business is significantly dependent on the real estate markets in which we operate, as a significant percentage of our loan portfolio is secured by real estate.

As of March 31, 2025, approximately 54% of our loan portfolio was comprised of owner and non-owner occupied construction, land & development and commercial real estate loans, with substantially all of these real estate loans concentrated in California. Real property values in our market may be different from real property values in other markets or in the United States as a whole and may be affected by a variety of factors outside of our control and the control of our borrowers, including national and local economic conditions, generally. Declines in real estate values, including prices for homes and commercial properties, could result in a deterioration of the credit quality of our borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, and reduced demand for our products and services, generally. Our commercial real estate loans may have a greater risk of loss than residential mortgage loans, in part because these loans are generally larger or more complex to underwrite. In addition, real estate construction and acquisition and development loans have risks not present in other types of loans, including risks associated with construction cost overruns, project completion risk, general contractor credit risk and risks associated with the ultimate sale or use of the completed construction. In addition, declines in real property values in California could reduce the value of any collateral we realize following a default on these loans and could adversely affect our ability to continue to grow our loan portfolio consistent with our underwriting standards. We may have to foreclose on real estate assets if borrowers default on their loans, in which case we are required to record the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may affect the capital levels regulators believe are appropriate in light of the ensuing risk profile. Our failure to effectively mitigate these risks could have an adverse effect on our business, financial condition and results of operations.

Because of the credit profile of a portion of our loan portfolio, our levels of nonperforming assets and charge-offs can be volatile. ~~We may~~If we need to make material provisions for credit losses in any period, ~~which~~it could reduce net income and/or increase net losses in that period.

A portion of our loan portfolio has a credit profile different from that of many other banking companies. The credit profile of our clients varies across our loan portfolio, based on the nature of the lending we do for different market segments. Our Venture Lending division ~~may make~~generally makes loans to companies with modest or negative cash flows and no established record of profitable operations. Repayment of these loans ~~may be~~is generally dependent upon receipt by borrowers of additional equity financing from venture firms or others, or in some cases, a successful sale to a third party, public offering or other form of liquidity event. If there is an overall decline in venture capital financing activity, as well as mergers and acquisitions and initial public offerings, which are activities on which venture firms rely to "exit" investments to realize returns, the financial health of some of our client companies may deteriorate. Venture firms may continue to provide financing in a more selective manner, at lower levels, and/or on less favorable terms, any of which may have an adverse effect on our borrowers that are otherwise dependent on such financing to repay their loans to us. Because of the intense competition and rapid technological change that characterizes the companies in certain industry sectors, a borrower's financial position can deteriorate rapidly.

Through our fund finance loans, many of our clients have lines of credit, the repayment of which is dependent on the payment of capital calls or management fees by the underlying limited partner investors in the funds managed by these firms. These limited partner investors may face liquidity issues or have difficulties meeting their financial commitments, especially during unstable economic times, which may lead to our clients' inability to meet their repayment obligations to us.

Based on the credit profile of a portion of our loan portfolio, our level of nonperforming loans, loan charge-offs and allowance for credit losses can be volatile and can vary materially from period to period. Although our average nonperforming loans and loan charge-offs have been relatively low historically, due to the credit profile of a portion of our loan portfolio and the nature of our borrowers, we ~~may~~can potentially have quarterly or interim periods where nonperforming loans and charge-offs significantly exceed our historical averages. Increases in our level of nonperforming loans or loan charge-offs may require us to increase our provision for credit losses on loans in any period, which could reduce our net income or cause net losses in that period. Additionally, such increases in our level of nonperforming loans or loan charge-offs may also have an adverse effect on our capital ratios, financial condition, results of operations and market perceptions of us.

Changes in the market for public equity offerings, M&A or a slowdown in private equity or venture capital investment levels have affected and may continue to affect the needs of our borrowers for our lending products.

Our Venture Lending division and Specialty Finance division provide commercial loans to start-up, growth stage, and lower middle market companies which are supported by private equity and venture capital investors. While an active market for public equity offerings, financings and M&A activity generally has positive implications for our business, one negative consequence is that some of these commercial borrowers may pay off or reduce their loans with us if they complete a public equity offering, are acquired by or merge with another entity or otherwise receive a significant equity investment.

Further, a slowdown in overall private equity or venture capital investment levels may reduce the need for our borrowers to utilize our fund finance lending products, including borrowing from our capital call lines of credit, which are typically utilized by our private equity and venture capital fund clients to make investments prior to receipt of capital called from their respective limited partners. Any significant reduction in the outstanding amounts of our loans or under our lines of credit could have an adverse effect on our business, financial condition and results of operations.

The borrowing needs of our clients may be unpredictable, especially during a challenging economic environment. We may not be able to meet our unfunded credit commitments, or adequately reserve for losses associated with our unfunded credit commitments, which could have an adverse effect on our business, financial condition, results of operations and reputation.

A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our clients under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our clients we serve primarily through our Venture Lending, Corporate Banking and Construction divisions, we typically have a substantial amount of total unfunded credit commitments, which are not reflected on our balance sheet. Actual borrowing needs of our clients may exceed our expected funding requirements, especially during a challenging economic environment when our client companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from venture firms. In addition, limited partner investors of our venture capital clients may fail to meet their underlying investment commitments due to liquidity or other financing issues, which may increase our clients' borrowing needs. Any failure to meet our unfunded credit commitments in accordance with the actual borrowing needs of our clients may have an adverse effect on our business, financial condition, results of operations and reputation.

Additional Revisions 2(ii)
[pages 14, 90-92 and 107]

Treasury Management Services

Our Treasury Management team plays a critical role in working with our bankers to grow deposits and noninterest income by leveraging client relationships. ~~Since its formation, the team continues to enhance the Bank's deposit and fee income offerings.~~ A key initiative that started in 2023 was bolstering this team with the addition of our Executive Vice President of Treasury Management Services and key treasury management sales and support hires. The expanded treasury management team is responsible for ~~optimizing~~ deposit ~~balances, account mix,~~ growth and pricing, ~~while also driving revenue from service charges, business and commercial~~ treasury product management, and non-interest income growth though services charges, credit cards, foreign exchange, and trade finance. This team shifted the treasury management team's focus from operational support to proactive outreach, providing our bankers with additional resources to generate core deposit growth and expanding our suite of deposit offerings. Additionally, the team is developing new deposit initiatives, including 1031 exchange deposits. These deposits, held through qualified intermediaries, totaled approximately $91.4 million as of March 31, 2025.

The Bank offers a competitive suite of treasury management services to enable clients to best support their cash management requirements, including online and mobile banking, bill payments, ACH, domestic and international wires, remote deposit capture, positive pay, ZBA accounts and sweeps. In addition, the Bank offers clients access to business and commercial credit cards, foreign exchange services, merchant services, lockbox and trade finance, inclusive of standby and commercial letters of credit.

Highlights

- *Assets.* Total assets were $2.3 billion as of March 31, 2025, as compared with $2.3 billion as of December 31, 2024, $2.2 billion as of December 31, 2023 and $2.1 billion as of December 31, 2022.

- *Loans.* Total loans, net of deferred loan fees, were $1.8 billion as of March 31, 2025, as compared with $1.9 billion as of December 31, 2024, $1.7 billion as of December 31, 2023 and $1.6 billion as of December 31, 2022.

- *Deposits.* Total deposits were $1.9 billion as of March 31, 2025, as compared with $1.9 billion as of December 31, 2024, $1.7 billion as of December 31, 2023 and $1.8 billion as of December 31, 2022.

- *Shareholders' Equity.* Total shareholders' equity was $196.6 million as of March 31, 2025, as compared with $186.4 million as of December 31, 2024, $165.3 million as of December 31, 2023 and $137.5 million as of December 31, 2022.

- *Net Income.* Total net income was $5.4 million for the three months ended March 31, 2025, as compared with $5.2 million for the three months ended March 31, 2024. Total net income was $21.0 million for the year ended December 31, 2024 as compared with $16.8 million for the year ended December 31, 2023 and $25.0 million for the year ended December 31, 2022.

- *Net interest margin.* Net interest margin was 3.52% for the three months ended March 31, 2025, as compared with 3.54% for the three months ended March 31, 2024. Net interest margin was 3.44% for the twelve months ended December 31, 2024, as compared with 3.53% for the twelve months ended December 31, 2023 and 3.78% for the twelve months ended December 31, 2022.

- *Earnings per share.* Earnings per share (diluted) was $0.71 for the three months ended March 31, 2025 as compared with $0.69 for the three months ended March 31, 2024. Earnings per share (diluted) was $2.76 for the twelve months ended December 31, 2024 as compared with $2.24 for the twelve months ended December 31, 2023 and $3.60 for the twelve months ended December 31, 2022.

Subordinated debt[1]		-		-		22,000		-	22,000
Operating leases, net		2,620		4,930		1,500		321	9,371
Significant contracts[2]		1,402		1,505		1,746		-	4,653
	$	77,323	$	6,486	$	26,362	$	321	$ 110,492

(1) Amounts exclude interest.
(2) We have a significant, long-term contract for core processing services. Actual obligation is dependent on certain factors including volume and activity. For purposes of this disclosure, future obligations are estimated using 2024 expenses extrapolated over the remaining contract life.

We believe that will we be able to meet our contractual obligations as they come due. Adequate cash levels are expected through profitability, repayments from loans and securities, deposit gathering activity and access to borrowing sources.

Risk Framework

We have established a risk appetite framework as part of our overall risk management policies to define the type and amount of risk we are willing to accept, while balancing the needs of all stakeholders. The risk appetite framework is developed in accordance with industry practice and regulatory expectations. It is reviewed and approved annually by the Bank's Risk Oversight Committee, comprised of members of Bank management, and the Bank's Audit Committee and ratified by the Board. The framework covers eight (8) major risk categories: (i) operational risk; (ii) strategic risk; (iii) credit risk; (iv) liquidity risk; (v) technology risk (including cybersecurity risk); (vi) compliance risk; (vii) reputation risk and (viii) interest rate sensitivity risk.

The Bank's management Risk Oversight committee, which meets at least once per quarter, assists the Audit Committee and all of the Bank's and Company's other committees in fulfilling the Company's and Bank's responsibilities in managing risk and operating the Company and Bank in a safe and sound matter. The Risk Oversight Committee governs in accordance with the institution's overall risk framework and associated risk policies. In particular, the Risk Oversight Committee reviews and makes decisions regarding existing risk exposures and emerging risks as derived from various risk assessments, metrics and management reports. In addition, the Risk Oversight Committee reviews and makes decisions regarding material process changes, identified risks, issues remediation and implementation of major projects or requirements for risk management enhancements. Current committee members include our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Credit Officer, Chief Legal Officer, Chief of Staff, Enterprise Risk Manager, Chief Technology Officer, Human Resources Officer, BSA Officer, Controller and Treasurer.

Operational Risk

Operational risk is the risk to earnings or capital arising from problems in people, processes, systems and external events. This risk is significant within any bank and is interconnected with other risk categories in most activities throughout the Company. It arises daily throughout the Company as transactions are processed. It pervades all divisions, departments and centers and is inherent in all products and services we offer.

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In general, operational risk by major area is categorized as high, medium or low by the Company. The audit plan ensures that high risk areas are reviewed annually. We utilize internal auditors and independent audit firms to test key controls of operational processes and to audit information systems, compliance management programs, and loan programs.

We believe the key to managing operational risk is in the design, documentation and implementation of well-defined policies, procedures, and controls. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, but not absolute, assurances of the effectiveness of these systems and controls, and that the objectives of these controls have been met.

Strategic Risk

Strategic risk is the risk of loss or foregone opportunities due to a failure in strategies caused by external and internal factors adversely influencing the outcome or execution of strategies. Strategic risks are identified as part of the strategic planning process. Offsite strategic planning sessions, with members of the Board of Directors and executive officers, are held annually. The strategic review consists of an economic assessment, competitive analysis, industry outlook and risk and regulatory review and includes participation from outside parties.

Credit Risk

Credit risk is the risk arising from an obligor's failure to meet the terms of any contract with the Bank or otherwise perform as agreed. Credit risk exists anytime bank funds are extended, committed, invested or otherwise exposed through actual or implied contractual arrangements, whether reflected on or off the balance sheets and rises in conjunction with a broad array of bank activities.

The ~~bank~~Bank serves its clients through separate lending divisions and can face challenges from a variety of factors including higher interest rates, a slowdown in the economy, lower valuations for commercial real estate and challenging environment for venture-backed businesses. The ~~bank~~Bank has established concentration levels with each loan product to help manage diversification, and the Board measures the concentrations relative to total risk based capital regularly. These limits are reassessed periodically to reflect current economic conditions. The ~~bank~~Bank has also established regular monitoring and portfolio review of credit customers to evaluate and assess the risk associated with its credits.

The ~~bank~~Bank engages in an established underwriting process in accordance with its credit policies, assessing the credit risk and matching the risk to an appropriate credit structure. The ~~bank~~Bank regularly stress tests its loan portfolio utilizing macroeconomic scenarios based on current conditions as well as historical data and credit approval authority. Credit approvals are governed by the Bank's credit approval policy and consider the size of the credit, the aggregate indebtedness owed to the Bank by the borrower, and the loan risk rating. Credit policies are approved by the Credit Committee of the Board and ratified by the full Board. In addition, the Bank has adopted robust monitoring and portfolio reviews to identify risks and address loans which may become criticized or classified or otherwise become identified as problem loans. The Special Assets Committee (SAC) includes our CEO, Chief Credit Officer, Chief Legal Officer, other credit officers and members of executive management. The SAC reviews criticized and classified loans, and loans requiring close monitoring on a semi-monthly basis.

Liquidity Risk

Our objective in managing liquidity is to maintain a balance between sources and uses of funds in order to economically meet the cash requirements of customers for loans and deposit withdrawals and participate in lending and investment opportunities as they arise. We monitor our liquidity position in relation to changes in loan and deposit balances on a daily basis to assure maximum utilization, maintenance of an adequate level of readily marketable assets and access to short-term funding sources.

The high profile regional bank failures in the first half of 2023 drove several precautionary actions to ensure adequate liquidity including securing multiple additional funding sources and pledges of additional collateral to ensure that we could meet our liquidity needs. The Bank also introduced a fully insured reciprocal deposit program to maintain deposits and offer customers deposit insurance in the amount they requested.

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~~A key initiative that started in 2023 was bolstering our treasury management team with the addition of our Executive Vice President of Treasury Management Services and key treasury management sales and support hires. The expanded treasury management team is responsible for deposit growth and pricing, treasury product management, and non-interest income growth though services charges, credit cards, foreign exchange, and trade finance. This team shifted the treasury management team's focus from operational support to proactive outreach,~~

~~providing our bankers with additional resources to generate core deposit growth and expanding our suite of deposit offerings. The Executive Vice President of Treasury Management Services is a participant in ALCO meetings to provide context on our deposit position and pricing, deposit growth activities, and client concentrations.~~

The Bank actively monitors and manages the ~~Banks'~~Bank's current and forecasted liquidity position, expected fund inflows and outflows, large depositor trends, contingency funding sources and other metrics. The Company maintains policies regarding liquidity levels, and ratios are presented to the ALCO quarterly. Management has also established early warning indicators to anticipate significant liquidity stress. If any of these indicators are triggered, we maintain action plans and responsibilities for each liquidity scenario and report this to ALCO. In addition to its supervision of the Bank's current and prospective liquidity, ALCO is also responsible for oversight of the balance sheet, interest rate risk exposure and strategy, and capital levels.

Deposits have historically provided us with a sizable source of ~~relatively stable and low cost funds~~funding, but are subject to competitive pressure in our market. Our deposits are primarily sourced from commercial clients, resulting in a higher concentration of larger-balance accounts than a retail bank. The deposits in our Venture Lending division can be volatile since our Venture Lending clients are primarily early to late-stage startup companies and they rely on future rounds of funding and have negative operating cash flow. A portion of our deposits are granular, long-tenured, and relationship-based. In addition to deposit funding, we also have access to a variety of other short-term and long-term funding sources, which include proceeds from maturities of our loans and investment securities, as well as secondary funding sources available to meet our liquidity needs such as the FHLB, secured repurchase agreements, brokered deposits, and the Federal Reserve discount window.

Our loan-to-deposit ratio at March 31, 2025, December 31, 2024 and December 31, 2023, was 95.4%, 98.6% and 105.2%, respectively. As of March 31, 2025, December 31, 2024 and December 31, 2023, the Company had cash on its balance sheet of $125.0 million, $82.7 million and $81.4 million and total other liquidity sources, including available borrowing capacity and unpledged investment securities of approximately $1.60 billion, $1.50 billion and $1.31 billion, respectively. Total available sources of liquidity as a percentage of estimated uninsured and uncollateralized deposits were approximately 258%, 253% and 248%, respectively.

Technology Risk

Technology risk threatens our ability to secure data, maintain system availability, and meet business, client, and regulatory requirements. As we grow, our technology infrastructure must scale to support increasing transaction volumes and evolving client needs while mitigating cybersecurity threats, including social engineering and AI-driven attacks. To strengthen our defenses, we are transitioning from implementing and following the Cybersecurity Assessment Tool (CAT) to the NIST Cybersecurity Framework (CSF) 2.0 and enhancing our Business Impact Analysis (BIA).

We employ a layered security approach, including firewalls, intrusion detection, multi-factor authentication, encryption, and regular penetration testing. We conduct bi-weekly vulnerability scans and third-party security assessments to help identify and address risks. Our information security policies align with regulatory requirements from the Federal Reserve, FDIC, and DFPI. In addition, we conduct annual Gramm-Leach-Bliley Act (GLBA) risk assessments to ensure compliance.

Vendor security is one of our priorities. We strive to conduct rigorous assessments for all vendors and annual reviews of critical and high-risk providers. We collect Service Organization Controls (SOC) reports and other security documentation from vendors and service providers and have confidentiality agreements in place to prevent external sharing.

Our Information Security Officer provides regular updates to our IT Steering and Risk Oversight Committee, and significant findings are escalated to our board of directors. As an FDIC-regulated community bank, we believe we comply with extensive cybersecurity and risk management regulations. We share detailed reports only with regulators and auditors.

We remain committed to protecting client information, ensuring regulatory compliance, and strengthening our technology infrastructure against evolving cybersecurity threats.

Started in 2019, our Venture Lending division provides banking services to a broad spectrum of venture-backed technology companies and directly to venture capital and private equity firms. With team members positioned in key innovation hubs nationwide, we support emerging technology companies across the country that have secured equity capital from institutional investors, including venture capital and private equity firms. The banking needs of these clients are such that Venture Lending clients commonly generate balances of deposits well in excess of their borrowing needs.

Our targeted venture-backed technology clients are primarily companies that have received at least one round of funding from institutional investors and operate in industries such as software, information technology, fintech, telecommunications and digital healthcare. These technology companies normally have strong revenue growth with negative operating cash flows and no record of profitability while typically relying on future rounds of investor funding as our primary source of repayment. Loan sizes are typically up to $20 million. As of March 31, 2025, our Venture Lending deposits and loans totaled approximately $685 million and approximately $292 million, respectively, with 75% of deposits tied to existing lending relationships.

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Specialty Finance Division

Specialty Finance is made up of three teams providing unique credit solutions: Sponsor Finance Lending, Asset Based Lending and Accounts Receivable Factoring/Finance.

Sponsor Finance Lending provides traditional private equity and search fund backed acquisition financing to lower-middle market businesses across the United States, with loan typically sized up to $20 million. Our portfolio spans a diverse range of industries, including software, healthcare, managed services, industrial services, staffing, manufacturing, behavioral health, media, retail, and education. Our primary source of repayment is cash flow generated from the business. With over a decade of experience, we have cultivated strong relationships with institutional funds and search fund sponsors.

Asset-Based Lending provides tailored financing solutions to businesses across the United States secured by assets such as accounts receivable and inventory. Loan sizes are typically up to $20 million. Our target customers typically represent manufacturing, wholesaling and technology companies. Our primary source of repayment is collections from such collaterals (i.e., accounts receivable and inventory sales), and these loans have more stringent controls including a Lockbox and/or Bancontrol account than the accounts receivable based lines provided to Venture Lending or Sponsor Finance clients, which clients generally have stronger balance sheets and/or generate positive cash flow. We endeavor to work with a diverse set of clients in order to avoid industry concentration risk in our Asset-Based Lending portfolio.

Accounts Receivable Factoring/Finance provides invoice finance solutions to a variety of businesses nationally. Loan sizes are typically up to $10 million. Our primary source of repayment is collections from account debtors. This group has a diversified industry focus representing manufacturing, wholesaling and technology companies.

As of March 31, 2025, Specialty Finance deposits and loans totaled approximately $364 million and approximately $367 million, respectively.

Treasury Management Services

Our Treasury Management team plays a critical role in working with our bankers to grow deposits and noninterest income by leveraging client relationships. Since its formation, the team continues to enhance the Bank's deposit and fee income offerings.A key initiative that started in 2023 was bolstering this team with the addition of our Executive Vice President of Treasury Management Services and key treasury management sales and support hires. The expanded treasury management team is responsible for optimizing deposit balances, account mix,growth and pricing, while also driving revenue from service charges, business and commercialtreasury product management, and non-interest income growth though services charges, credit cards, foreign exchange, and trade finance. This team shifted the treasury management team's focus from operational support to proactive outreach, providing our bankers with additional resources to generate core deposit growth and expanding our suite of deposit offerings. Additionally, the team is developing new deposit initiatives, including 1031 exchange deposits. These deposits, held through qualified intermediaries, totaled approximately $91.4 million as of March 31, 2025.

The Bank offers a competitive suite of treasury management services to enable clients to best support their cash management requirements, including online and mobile banking, bill payments, ACH, domestic and international wires, remote deposit capture, positive pay, ZBA accounts and sweeps. In addition, the Bank offers clients access to business and commercial credit cards, foreign exchange services, merchant services, lockbox and trade finance, inclusive of standby and commercial letters of credit.

Credit Risk Management and Credit Philosophy

Loan Approval Process and Authority. Pursuant to applicable law, the aggregate amount of loans that we are permitted to make to any one borrower is generally limited to 15% of the sum of the Bank's shareholders' equity, allowance for credit losses, capital notes, and debentures (obligations, secured and unsecured, in all may not exceed 25% of the sum of the Bank's shareholders' equity, allowance for credit losses, capital notes, and debentures). Our unsecured legal lending limit was $41.7 million and our secured legal lending limit was $69.5 million at March 31, 2025. In addition, we have established an in-house target that is less than the legal limits on loans to one borrower. Our in-house unsecured target was $20 million, our in-house unsecured target for Fund Finance was $25 million, and our secured in-house target was $30 million at March 31, 2025. At March 31, 2025, our 10 largest credit relationships represented 9.8% of our total loan commitments.

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Our lending activities follow written, nondiscriminatory underwriting standards and loan origination procedures established by our board of directors and management. The Bank has established standard levels of loan authority to more efficiently service our clients, prudently manage credit risks, and effectively ensure that credit policies are followed. Loans with aggregated commitments below the Officers' Loan Committee (OLC) authority level are approved by individual or dual authority within the Credit Administration team. The OLC has authority to approve loans beginning over $4 million for unsecured and $6 million for secured up to and including the house limit. In addition, our Board's Credit Committee (CC) has authority to approve loans over the house limit up to the legal lending limit of the Bank (with the exception of Regulation O (insider) loans which need to be approved by the board of directors).

Ongoing Credit Risk Management. In addition to the underwriting process referenced above, we perform ongoing risk monitoring and review processes for all credit exposures. Although we grade and classify our loans internally, we have an independent third-party professional firm perform regular loan reviews to confirm loan classifications. We strive to identify potential problem loans early to aggressively seek resolution of these situations before the loans create a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for credit losses expected in the loan portfolio.

Although we maintain a cautious credit outlook due to continued uncertainty in the economic environment, we believe the Bank is well positioned for the months ahead given a strong allowance for credit losses, application of prudent underwriting standards and a diverse loan portfolio.

Allowance for credit losses. The allowance for credit losses is evaluated on at least a quarterly basis by management and approved by the Board of Directors. It is based upon management's periodic review of the collectability of the loans considering historical experience, the size and composition of the loan portfolio, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As of March 31, 2025, the allowance for credit losses – loans and unfunded commitments to total loans was 1.14%.

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Our commercial and industrial loans are often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

At March 31, 2025, we had $803.9 million of commercial and industrial loans, which comprised 44% of our total loan portfolio. Our commercial and industrial loans are originated primarily based on the anticipated cash flow and general liquidity of the borrower and secondarily on the underlying collateral provided by the borrower and the repayment capacity of any guarantor. A borrower's cash flow may be unpredictable, however, and collateral securing these loans may fluctuate in value. Although these loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. Accordingly, the repayment of commercial loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor.

A portion of our loan portfolio consists of construction loans, which may expose us to increased credit risk.

At March 31, 2025, $227.2 million, or 12%, of our total loan portfolio consisted of construction loans. Construction lending is generally considered to involve a higher degree of risk than single-family permanent mortgage lending because funds are advanced upon the collateral for the project based on an estimate of the costs that will produce a future value at completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the completed project loan-to-value ratio. With regard to loans originated to builders for speculative projects, changes in the demand, such as for new housing and higher than anticipated building costs, may cause actual results to vary significantly from those estimated. A downturn in the housing, or the real estate market, could increase loan delinquencies, defaults, and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure.

We may not be able to maintain a strong core deposit base or other low-cost funding sources.

We depend on checking, savings and money market deposit account balances and other forms of customer deposits as our primary source of funding for our lending activities. Future growth in our banking business will largely depend on our ability to maintain and grow a strong and low-cost deposit base. There is no assurance that we will be able to grow and maintain our deposit base. Deposit balances can decrease when customers perceive alternative investments, such as higher yielding money market funds, the stock market, bond market or real estate, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into investments (or similar deposit products at other institutions that may provide a higher rate of return), we could lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income and net income. Additionally, any such loss of funds could result in lower loan originations, which could adversely impact our growth strategy and have an adverse effect on our business, financial condition or results of operations.

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Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Liquidity is essential to our business and we monitor our liquidity and manage our liquidity risk at the holding company and bank level. We require sufficient liquidity to fund asset growth, meet customer loan requests, customer deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances, including events causing industry or general financial market stress. Liquidity risk can increase due to several factors, which include, but are not limited to, an over-reliance on a particular source of funding, changes in the liquidity needs of our depositors, adverse regulatory actions against us, or a downturn in the markets in which our loans are concentrated.

Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost, in a timely manner, and without adverse consequences. Particularly, the deposits in our Venture Lending division can be volatile since our Venture Lending clients are primarily early to late-stage startup companies and they rely on future rounds of funding and have negative operating cash flow. Our inability to raise funds through deposits, borrowings, the sale of loans, and other sources could have an adverse effect on our business, financial condition and results of operations, and could result in the closure of the Bank.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and proceeds from issuance and sale of our equity and debt securities. Additional liquidity is provided by the ability to borrow from the Federal Home Loan Bank of San Francisco ("FHLB"), and the Federal Reserve Bank of San Francisco to fund our operations. We may also borrow funds from third-party lenders, such as other financial institutions, and have access to other funding avenues including brokered deposits. Our access to funding sources in amounts adequate to finance our activities or on acceptable terms could be impaired by factors that affect our organization specifically or the financial services industry or economy in general. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our primary market or by one or more adverse regulatory actions against us.

Any substantial, unexpected, and/or prolonged change in the level or cost of liquidity could impair our ability to fund operations and meet our obligations as they become due and could have an adverse effect on our business, financial condition and results of operations. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if our financial condition, the financial condition of the FHLB or market conditions change. FHLB borrowings and other current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations and to support our continued growth. The unavailability of sufficient funding could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

Financial services institutions may be interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, loss of public confidence, including through default by any one institution, could lead to liquidity challenges or to defaults by other institutions. Concerns about, or a default by or failure of, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis or key funding providers such as the Federal Home Loan Bank of San Francisco ("FHLB"), any of which could have an adverse effect on our access to liquidity or otherwise have an adverse effect on our business, financial condition or results of operations. For example, we faced significant challenges in 2023 as several high-profile bank failures, including institutions headquartered in California, disrupted the banking industry and triggered market-wide liquidity concern. As a result, we suffered a decrease in deposits of approximately $204.0 million, or approximately 11% of total deposits, during the first quarter of 2023.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is comprised of various processes, systems, strategies, and governances, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate, operational and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances. Our risk management framework may not adequately mitigate any risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition and results of operations could be adversely affected. We may also be subject to potentially adverse regulatory consequences.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, insurance coverage, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned ("OREO"), could have an adverse effect on our business, financial condition and results of operations.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal and state regulators have prosecuted or pursued enforcement action against a number of mortgage servicing companies for alleged consumer law violations. If new federal or state laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, they could have an adverse effect on our business, financial condition and results of operations.

Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal banking agencies have issued guidance regarding concentrations in commercial real estate lending for institutions that are deemed to have particularly high concentrations of commercial real estate loans within their lending portfolios. Under this guidance, an institution that has (i) total reported loans for construction, land development, and other land which represent 100% or more of the institution's total risk-based capital; or (ii) total commercial real estate loans representing 300% or more of the institution's total risk-based capital, where the outstanding balance of the institution's commercial real estate loan portfolio has increased 50% or more during the prior 36 months, is identified as having potential commercial real estate concentration risk. An institution that is deemed to have concentrations in commercial real estate lending is expected to employ heightened levels of risk management with respect to its commercial real estate portfolios, and may be required to maintain higher levels of capital. We have a concentration in commercial real estate loans and we have experienced significant growth in our commercial real estate portfolio in recent years. As of March 31, 2025, commercial real estate loans represented 276% of our total risk-based capital. We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has extensive experience in commercial real estate lending, and has implemented and continues to maintain heightened portfolio monitoring and reporting, and we believe strong underwriting criteria with respect to our commercial real estate portfolio. Nevertheless, we could be required to maintain higher levels of capital as a result of our commercial real estate concentration, which could limit our growth, require us to obtain additional capital, and have an adverse effect on our business, financial condition and results of operations.

We could be subject to environmental risks and associated costs on our foreclosed real estate assets.

Our loan portfolio includes loans secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing loans. There is a risk that hazardous or toxic substances could be

~~providing our bankers with additional resources to generate core deposit growth and expanding our suite of deposit offerings. The Executive Vice President of Treasury Management Services is a participant in ALCO meetings to provide context on our deposit position and pricing, deposit growth activities, and client concentrations.~~

The Bank actively monitors and manages the ~~Banks'~~Bank's current and forecasted liquidity position, expected fund inflows and outflows, large depositor trends, contingency funding sources and other metrics. The Company maintains policies regarding liquidity levels, and ratios are presented to the ALCO quarterly. Management has also established early warning indicators to anticipate significant liquidity stress. If any of these indicators are triggered, we maintain action plans and responsibilities for each liquidity scenario and report this to ALCO. In addition to its supervision of the Bank's current and prospective liquidity, ALCO is also responsible for oversight of the balance sheet, interest rate risk exposure and strategy, and capital levels.

Deposits have historically provided us with a sizable source of ~~relatively stable and low cost funds~~funding, but are subject to competitive pressure in our market. Our deposits are primarily sourced from commercial clients, resulting in a higher concentration of larger-balance accounts than a retail bank. The deposits in our Venture Lending division can be volatile since our Venture Lending clients are primarily early to late-stage startup companies and they rely on future rounds of funding and have negative operating cash flow. A portion of our deposits are granular, long-tenured, and relationship-based. In addition to deposit funding, we also have access to a variety of other short-term and long-term funding sources, which include proceeds from maturities of our loans and investment securities, as well as secondary funding sources available to meet our liquidity needs such as the FHLB, secured repurchase agreements, brokered deposits, and the Federal Reserve discount window.

Our loan-to-deposit ratio at March 31, 2025, December 31, 2024 and December 31, 2023, was 95.4%, 98.6% and 105.2%, respectively. As of March 31, 2025, December 31, 2024 and December 31, 2023, the Company had cash on its balance sheet of $125.0 million, $82.7 million and $81.4 million and total other liquidity sources, including available borrowing capacity and unpledged investment securities of approximately $1.60 billion, $1.50 billion and $1.31 billion, respectively. Total available sources of liquidity as a percentage of estimated uninsured and uncollateralized deposits were approximately 258%, 253% and 248%, respectively.

Technology Risk

Technology risk threatens our ability to secure data, maintain system availability, and meet business, client, and regulatory requirements. As we grow, our technology infrastructure must scale to support increasing transaction volumes and evolving client needs while mitigating cybersecurity threats, including social engineering and AI-driven attacks. To strengthen our defenses, we are transitioning from implementing and following the Cybersecurity Assessment Tool (CAT) to the NIST Cybersecurity Framework (CSF) 2.0 and enhancing our Business Impact Analysis (BIA).

We employ a layered security approach, including firewalls, intrusion detection, multi-factor authentication, encryption, and regular penetration testing. We conduct bi-weekly vulnerability scans and third-party security assessments to help identify and address risks. Our information security policies align with regulatory requirements from the Federal Reserve, FDIC, and DFPI. In addition, we conduct annual Gramm-Leach-Bliley Act (GLBA) risk assessments to ensure compliance.

Vendor security is one of our priorities. We strive to conduct rigorous assessments for all vendors and annual reviews of critical and high-risk providers. We collect Service Organization Controls (SOC) reports and other security documentation from vendors and service providers and have confidentiality agreements in place to prevent external sharing.

Our Information Security Officer provides regular updates to our IT Steering and Risk Oversight Committee, and significant findings are escalated to our board of directors. As an FDIC-regulated community bank, we believe we comply with extensive cybersecurity and risk management regulations. We share detailed reports only with regulators and auditors.

We remain committed to protecting client information, ensuring regulatory compliance, and strengthening our technology infrastructure against evolving cybersecurity threats.

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Compliance Risk

Compliance risk is the risk to earnings or capital arising from violations of, or non-conformance with, laws, rules, regulations, prescribed practices or ethical standards. Compliance risk also arises in situations where the laws or rules governing certain products or activities of the Bank's customers may be ambiguous or untested. Compliance risk exposes us to fines, civil money penalties, payment of damages, and the voiding of contracts. Compliance risk can also lead to a diminished reputation, reduced business value, limited business opportunities, lessened expansion potential, and lack of contract enforceability. The Company utilizes independent external firms to conduct compliance audits as a means of identifying weaknesses in the compliance program.

There is no single or primary source of compliance risk. It is inherent in every activity. Frequently, it blends into operational risk. A portion of this risk is sometimes referred to as legal risk. This is not limited solely to risk from failure to comply with consumer protection laws; it encompasses all laws and regulations, as well as prudent ethical standards and contractual obligations. It also includes the exposure to litigation from all aspects of banking, traditional and non-traditional.

Our risk management policies and codes of ethical conduct are key components in controlling compliance risk. An integral part of controlling this risk is the proper training and development of employees and board members. We seek to provide our employees with adequate training commensurate to their job functions to ensure compliance with banking laws and regulations.

Our risk management policies and programs include a risk-based audit program aimed at identifying internal control deficiencies and weaknesses including inconsistencies with established policies and bank laws and regulations. We have in-depth internal audits supplemented by independent external firms, and periodic monitoring performed by our risk management personnel. Annually, an Audit Plan for the Company is developed and presented for approval to the Audit Committee.

Our risk management team conducts periodic monitoring of our compliance efforts with a special focus on those areas that expose us to compliance risk. The purpose of the periodic monitoring is to verify whether our employees are adhering to established policies and procedures. Any material exceptions or violations identified are brought forward to the appropriate department head, the Risk Oversight Committee, the Audit Committee and the Board as warranted.

We recognize that customer complaints can often identify weaknesses in our compliance program which could expose us to risk. Therefore, we attempt to ensure that all complaints are given prompt attention.

Reputation Risk

Reputation risk is the risk that negative stakeholder opinion or negative publicity of our business practices may cause our brand to suffer as a result of the actions of the Company itself, an employee, or through other parties such as strategic and third-party business partners. This can lead to losses of client relationships and negatively impact our earnings and liquidity. Reputation risk has become more significant for banks following prior financial crises and prominent bank failures in 2023. While reputation risk is not always directly predictable or controllable, our operating model attempts to minimize such risk by focusing on the markets and products we believe we have experience and expertise with, and we prioritize client satisfaction.

Interest Rate Sensitivity and Market Risk

Our business activities include attracting deposits and using those deposits to invest in cash, securities, and loans. These activities involve interest rate risk, which arises from factors such as timing and volume differences in the repricing of our rate-sensitive assets and liabilities, changes in credit spreads, fluctuations in the general level of market interest rates, and shifts in the shape and level of market yield curves. Changes in interest rates affect our